January 13, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:   H. Christopher Owings
 Angie Kim

Re:	Kingold Jewelry, Inc.
Registration Statement on Form S-1, as amended
File No. 333-167626

Dear Mr. Owings:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Kingold Jewelry, Inc., a Delaware corporation (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-167626, as amended, relating to the registration under the Securities Act of that number of shares of its common stock, par value $0.001 per share, as is set forth in such Registration Statement, for January 13, 2011 at 5:00 p.m. New York City time, or as soon as practicable thereafter

This letter will confirm that the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-1.

Kingold Jewelry, Inc.

By:  /s/ Zhihong Jia
Name: Zhihong Jia
Title: Chairman of the Board and Chief Executive Officer